Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-279930 and 333-281849

Prospectus Supplement dated October 25, 2024

(To the Prospectus Dated August 29, 2024)

Catheter Precision, Inc.

This prospectus supplement No. 1 (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (the “Prospectus”), dated August 29, 2024, included in our registration statements (File Nos. 333-279930 and 333-281849) and declared effective by the Securities and Exchange Commission on August 29, 2024 and August 30, 2024. The Prospectus relates to the offering of 347,277 common stock units (the ”Common Stock Units”) of Catheter Precision, Inc., a Delaware corporation (the “Company”), each consisting of: (i) one share of our voting common stock, $0.0001 par value per share, (the “Shares,” “common stock” or “Common Stock”), (ii) a Series H warrant to purchase one share of our common stock (the “Series H Warrant”), (iii) a Series I Warrant to purchase one share of our common stock (the “Series I Warrant”), and (iv) a Series J warrant to purchase one share of our common stock (the “Series J Warrant,” and together with the Series H Warrant and Series I Warrant, the “Common Warrants”).  The Common Warrants each had an initial exercise price of $1.00 per share. The Common Warrants were exercisable immediately, subject to certain limitations described in the Prospectus. The Series H Warrants expire six months from the closing date of the offering, the Series I Warrants expire eighteen months from the closing date of the offering, and the Series J Warrants expire five years from the closing date of this offering.  We are also offering the shares of our common stock that are issuable from time to time upon exercise of the Common Warrants.

We also offered to each purchaser whose purchase of Common Stock Units in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chose  2,773,000 pre-funded warrant units (the “PFW Units” and together with the Common Stock Units, the “Units”), in lieu of Common Stock Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock. Each PFW Unit consists of: (i): pre-funded warrants to purchase one share of our common stock (the “Pre-Funded Warrants”), (ii) a Series H warrant to purchase one share of our common stock, (iii) a Series I Warrant to purchase one share of our common stock, and (iv) a Series J warrant to purchase one share of our common stock. The Common Warrants included in the PFW Units are identical to the Common Warrants included in the Common Stock Units. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant is exercisable for one share of common stock at an exercise price of $0.0001 per share of common stock. The public offering price per PFW Unit was equal to the public offering price per Common Stock Unit less $0.0001. Each Pre-Funded Warrant was exercisable upon issuance and will expire when exercised in full. We are also offering the shares of our common stock that are issuable from time to time upon exercise of the Pre-Funded Warrants and the Common Warrants issued with respect to them.

The offering also included a customary over-allotment option to the lead underwriters, who exercised the option to purchase 458,623 shares of common stock, 458,623 Series H Warrants, 458,623 Series I Warrants, and 458,623 Series J Warrants, which are in addition to the securities described above.

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REPRICING OF SERIES H WARRANTS AND SERIES I WARRANTS

On October 25, 2024, the Company reduced the exercise price for all of the Company’s outstanding Series H Warrants and Series I Warrants from $1.00 per share to $0.70 per share (the “Reduced Exercise Price”).  As of such date, 2,568,900 Series H Warrants were outstanding and 3,403,900 Series I Warrants were outstanding. As a result of the Reduced Exercise Price, the aggregate net proceeds that the Company may receive from the exercise of the Series H Warrants and Series I Warrants (assuming all Series H Warrants and Series I Warrants are exercised for cash) will decrease from approximately $5,972,800 to approximately $4,180,960, less commissions to the warrant inducement agent.

Other than the reduction in the per share exercise price for the Series H Warrants and Series I Warrants, all other terms and provisions of the Common Warrants and Pre-Funded Warrants remain unchanged.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all other supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements, or incorporating filings with the Securities and Exchange Commission, as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks we have described on page 17 of the Prospectus under the caption “Risk Factors” and in the documents incorporated by reference into the Prospectus and in any amendments or supplements to the Prospectus.

Prospectus Supplement No. 1

Dated October 25, 2024

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